SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 1996

                                OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from __________ to ___________

                 Commission file number 33-56369

            JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
                     (Full title of the plan)

                   JEFFERSON-PILOT CORPORATION
   (Name of the issuer of the securities held pursuant to the plan)

                          100 North Greene Street
                     Greensboro, North Carolina  27401
                  (Address of principal executive office)

                JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
                           TABLE OF CONTENTS


Report of Independent Auditors

Financial Statements

  Statements of Net Assets Available for Benefits, with Fund Information - December 31, 1996

  Statements of Changes in Net Assets Available for Benefits, with Fund Information - Year Ended December 31, 1996

  Notes to Financial Statements


Supplemental Schedules

  Schedule of Assets Held for Investment Purposes at December 31, 1996
    (Form 5500 - Item 27a)

  Schedule of Reportable Transactions for the Year Ended December 31, 1996 (Form 5500 - Item 27d)

      Supplemental Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or notes thereto.

Signatures

Exhibit

                   Report of Independent Auditors


To the Plan Administrator and Participants
Jefferson-Pilot Corporation Teamshare Plan

We have audited the accompanying statement of net assets available for benefits of Jefferson-Pilot Corporation Teamshare Plan as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Jefferson-Pilot Corporation Teamshare Plan for the year ended December 31, 1995, were audited by other auditors whose report dated June 28, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP
Greensboro, North Carolina
June 18, 1997

                             Jefferson-Pilot Corporation
                                   Teamshare Plan

                    Statements of Net Assets Available for Benefits,
                                with Fund Information

                                  December 31, 1996
                                                                         Fidelity     Fidelity    Fidelity
                              Jefferson-Pilot   JP Life    Oppenheimer     VIP          VIP         VIP
                                  Common       Guaranteed     Bond     Equity-Income   Growth     Overseas      Loan
                                Stock Fund        Fund        Fund         Fund         Fund        Fund        Fund      Total
Assets
Investments, at fair value
 (Note 3):
   Common stock                   $9,032,165  $     -     $      -     $     -      $     -      $     -     $   -     $ 9,032,165
   Mutual funds                         -           -       1,703,522   5,478,672    7,295,457    1,793,634      -      16,271,285
   Participant loans                    -           -            -           -            -            -      303,943      303,943
Guaranteed insurance contracts,
 at contract value                      -      5,191,914         -           -            -            -         -       5,191,914
                                  ----------  ----------  -----------  ----------  -----------   ----------  --------  -----------
Total investments                  9,032,165   5,191,914    1,703,522   5,478,672    7,295,457    1,793,634   303,943   30,799,307

Receivables:
   Plan sponsor's matching
     contribution                     25,578        -            -           -            -            -         -          25,578
   Plan sponsor's Gainshare
     contribution                  2,656,610        -            -           -            -            -         -       2,656,610
   Employees' contributions          116,068      33,655       26,251      95,254      133,272       32,660      -         437,160
   Interest receivable                  -         20,278         -           -            -            -         -          20,278
                                 -----------  ----------  -----------  ----------  -----------   ----------  --------  -----------
Total receivables                  2,798,256      53,933       26,251      95,254      133,272       32,660      -       3,139,626
                                 -----------  ----------  -----------  ----------  -----------   ----------  --------  -----------
Net assets available for
  benefits                       $11,830,421  $5,245,847   $1,729,773  $5,573,926   $7,428,729   $1,826,294  $303,943  $33,938,933
                                 ===========  ==========   ==========  ==========   ==========   ==========  ========  ===========

See accompanying notes to financial statements.


                                 Jefferson-Pilot Corporation
                                        Teamshare Plan

                        Statements of Net Assets Available for Benefits,
                              with Fund Information (continued)

                                     December 31, 1995
                                                               JP       Fidelity     Fidelity      Fidelity
                              Jefferson-Pilot   JP Life    Investment     VIP          VIP           VIP
                                   Common     Guaranteed   Grade Bond Equity-Income   Growth       Overseas    Loan
                                 Stock Fund      Fund         Fund       Fund          Fund          Fund      Fund       Total
Assets
Contributions receivable,
  sponsor                        $2,336,256  $     -        $   -     $     -      $     -        $   -      $  -     $ 2,336,256
Contributions receivable,
  participants                         -         27,120         -           -            -            -         -          27,120
Investments (Note 3)              2,563,231   1,083,434      782,387   1,841,089    2,615,663      901,979    67,683    9,855,466
                                 ----------   ---------    ---------  ----------   ----------    ---------   -------  -----------
Net assets available for
  benefits                       $4,899,487  $1,110,554     $782,387  $1,841,089   $2,615,663     $901,979   $67,683  $12,218,842
                                 ==========  ==========     ========  ==========   ==========     ========   =======  ===========

See accompanying notes to financial statements.

                              Jefferson-Pilot Corporation
                                     Teamshare Plan

               Statements of Changes in Net Assets Available for Benefits,
                                   with Fund Information

                               Year ended December 31, 1996
                                                                      Fidelity     Fidelity    Fidelity
                         Jefferson-Pilot   JP Life   Oppenheimer        VIP          VIP         VIP
                           Common Stock  Guaranteed     Bond       Equity-Income    Growth     Overseas       Loan
                              Fund          Fund        Fund            Fund         Fund        Fund         Fund      Total
Additions to net assets
 attributed to:
  Contributions:
    Participants             $1,564,756   $  466,472   $ 406,903    $1,299,906   $1,933,261   $  528,808   $   -      $ 6,200,106
    Net transfer from AHL
      (Note 1 )               1,549,797    3,639,299     462,317     1,897,926    2,449,471      286,980    314,902    10,600,692
    Rollovers                    91,610       56,694      83,977       202,176      188,095        5,865       -          628,417
                             ----------   ----------   ---------    ----------   ----------   ----------   --------   -----------
                              3,206,163    4,162,465     953,197     3,400,008    4,570,827      821,653    314,902    17,429,215
  Sponsor contributions:
    Matching                    444,328         -           -             -            -            -          -          444,328
    Gainshare                 2,656,610         -           -             -            -            -          -        2,656,610
                            -----------   ----------   ---------    ----------   ----------   ----------   --------   -----------
                              3,100,938         -           -             -            -            -          -        3,100,938
                             ----------   ----------   ---------    ----------   ----------   ----------   --------   -----------
Total contributions           6,307,101    4,162,465     953,197     3,400,008    4,570,827      821,653    314,902    20,530,153

Net investment income:
  Dividends                     168,401         -           -             -            -            -          -          168,401
  Interest                         -         118,551        -             -            -            -        10,255       128,806
Net appreciation in fair
  value of investments          673,656         -         54,711       453,252      486,485      155,298       -        1,823,402
                             ----------   ----------   ---------    ----------   ----------     --------   --------   -----------
Net investment income           842,057      118,551      54,711       453,252      486,485      155,298     10,255     2,120,609
                             ----------   ----------   ----------   ----------   ----------     --------   --------   -----------
Total additions               7,149,158    4,281,016    1,007,908    3,853,260    5,057,312      976,951    325,157    22,650,762

Deductions from net assets
  attributed to:
Payments to beneficiaries
  and participants              311,424      149,551       34,926      135,284      260,209       39,277       -          930,671
                             ----------   ----------   ----------   ----------   ----------     --------   --------   -----------
Total deductions                311,424      149,551       34,926      135,284      260,209       39,277       -          930,671

Increase in net assets
  available for benefits
  before transfers            6,837,734    4,131,465      972,982    3,717,976    4,797,103      937,674    325,157    21,720,091
Interfund transfers              93,200        3,828      (25,596)      14,861       15,963      (13,359)   (88,897)         -
                             ----------   ----------   ----------   ----------   ----------     --------   --------   -----------
Increase in net assets
  available for benefits      6,930,934    4,135,293      947,386    3,732,837    4,813,066      924,315    236,260    21,720,091
Net assets available for
 benefits, beginning of year  4,899,487    1,110,554      782,387    1,841,089    2,615,663      901,979     67,683    12,218,842
                            -----------   ----------   ----------   ----------   ----------   ----------   --------   -----------
Net assets available for
  benefits, end of year     $11,830,421   $5,245,847   $1,729,773   $5,573,926   $7,428,729   $1,826,294   $303,943   $33,938,933
                            ===========   ==========   ==========   ==========   ==========   ==========   ========   ===========

See accompanying notes to financial statements

                            Jefferson-Pilot Corporation
                                   Teamshare Plan

             Statements of Changes in Net Assets Available for Benefits,
                          with Fund Information (continued)

                           Year ended December 31, 1995
                                                                JP        Fidelity      Fidelity    Fidelity
                             Jefferson-Pilot    JP Life     Investment      VIP           VIP         VIP
                               Common Stock    Guaranteed   Grade Bond  Equity-Income    Growth     Overseas    Loan
                                   Fund           Fund         Fund        Fund           Fund       Fund       Fund      Total
Additions:
  Contributions:
    Participants                  $1,209,741   $  720,822    $460,433   $1,148,599   $1,650,436   $631,393  $  -      $ 5,821,424
Sponsor:
    Matching                         579,898         -           -            -            -          -        -          579,898
    Gainshare                      2,313,247         -           -            -            -          -        -        2,313,247
                                  ----------   ----------    --------   ----------   ----------   --------  -------   -----------
                                   2,893,145         -           -            -            -          -        -        2,893,145
  Rollover                           165,449       53,334       6,692      128,286      124,459     42,973     -          521,193
                                  ----------   ----------    --------   ----------   ----------   --------  -------   -----------
Total contributions                4,268,335      774,156     467,125    1,276,885    1,774,895    674,366     -        9,235,762

Net investment income:
  Dividends                           58,624         -           -            -            -          -        -           58,624
  Interest                                16       25,868          21           35           17          7    1,209        27,173
  Net appreciation in
   value of investments              312,038         -         50,517      227,985      255,116     51,140     -          896,796
                                  ----------   ----------    --------    ---------   ----------   --------  -------   -----------
Net investment income                370,678       25,868      50,538      228,020      255,133     51,147    1,209       982,593
                                  ----------   ----------    --------    ---------   ----------   --------  -------   -----------
Total additions                    4,639,013      800,024     517,663    1,504,905    2,030,028    725,513    1,209    10,218,355

Deductions:
  Payments to beneficiaries
   and participants                   37,110       19,671      15,978       50,243       63,609     21,095    3,622       211,328
  Loan principal payments transfers     (787)      (1,354)     (1,065)      (1,762)        (898)      (380)   6,246          -
  Net forfeitures disbursed            9,304         -           -            -            -          -        -            9,304
                                  ----------   ----------    --------    ---------   ----------   --------  -------   -----------
Total deductions                      45,627       18,317      14,913       48,481       62,711     20,715    9,868       220,632
                                  ----------   ----------    --------    ---------   ----------   --------  -------   -----------
Increase (decrease) in
 net assets available for
 benefits before transfers         4,593,386      781,707     502,750    1,456,424    1,967,317    704,798   (8,659)    9,997,723
Net transfer from WCSC, Inc.
 401(k) profit sharing plan          246,821      428,827     283,438      360,968      606,049    218,674   76,342     2,221,119
Net transfer (to) from
 other funds                          59,280      (99,980)     (3,801)      23,697       42,297    (21,493)    -             -
                                  ----------   ----------    --------   ----------   ----------   --------  -------   -----------
Increase in net assets
 available for benefits            4,899,487    1,110,554     782,387    1,841,089    2,615,663    901,979   67,683    12,218,842
Net assets available for
 benefits, beginning of year            -            -           -            -            -          -        -             -
                                  ----------   ----------    --------   ----------   ----------   --------  -------   -----------
Net assets available for
 benefits, end of year            $4,899,487   $1,110,554    $782,387   $1,841,089   $2,615,663   $901,979  $67,683   $12,218,842
                                  ==========   ==========    ========   ==========   ==========   ========  =======   ===========

See accompanying notes to financial statements.

                            Jefferson-Pilot Corporation
                                  Teamshare Plan

                            Notes to Financial Statements

                                December 31, 1996


1.  Description of Plan

The following description of the Jefferson-Pilot Corporation (the
"Company") Teamshare Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution and profit sharing plan covering all full time employees of the following participating employers (collectively, the "Sponsor") who have completed one year of service and are age twenty-one or older:

   Jefferson-Pilot Corporation
   Jefferson-Pilot Life Insurance Company
   Jefferson-Pilot Communications Company
   Jefferson-Pilot Communications Company of Virginia
   WCSC, Inc.
   Alexander Hamilton Life Insurance Company of America ("AH Life") First Alexander Hamilton Life Insurance Company ("FAHL")

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company serves as a Plan administrator and named fiduciary.

Contributions

Eligible participants may contribute up to 15% of pretax bi-weekly compensation, not to exceed an annual dollar limit established by the Internal Revenue Service ($9,500 and $9,240 for 1996 and 1995, respectively). The Plan permits contribution of eligible rollover distributions as defined in the Code.

The Company contributes the lesser of 10% of a participant's total before-tax contributions for the Plan year or 0.6% of a participant's compensation for the portion of the year during which the participant elected to make before-tax contributions.

"Gainshare" contributions are subject to approval by the Compensation Committee of the Company's Board of Directors. Gainshare contributions are made by the Sponsor on behalf of participants (1) who meet certain eligibility requirements specified in the Plan document and (2) whose employer, business unit and, if applicable, business subunit satisfy predetermined financial performance standards, in amounts of up to 4% of compensation.

Employees in Puerto Rico and the U.S. Virgin Islands are not eligible for before-tax or matching contributions, but may participate in "Gainshare" contributions when the eligibility requirements and performance standards are met.

All employer contributions are directed in the Jefferson-Pilot Common
Stock Fund.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings.
Allocations of contributions are based upon participant earnings defined in the Plan document. Investment income, including net appreciation (depreciation) in value of the Funds, is allocated to subaccounts in the same ratio that the value of the subaccount bears to the sum of the values of all participants' accounts. Forfeited balances of terminated participants nonvested accounts are used to reduce Company Gainshare contributions.
The balance of forfeited nonvested account was $76,574 and $9,304 for 1996 and 1995, respectively.

Administration and Plan Expenses

The Plan provides that investment and administrative expenses of the Plan will be paid from the Plan's assets unless paid by the Sponsor. During 1996 and 1995, all expenses associated with the Plan were paid for by the Sponsor.

Vesting

Participants are fully vested in their contributions and rollover contributions. Employer matching contributions, Gainshare contributions and investment earnings are based on years of service.

A participant is 100% vested in Company contributions after five years of credited service, in the event of death, attainment of age 65 or incurrence of a disability prior to the termination of service.

Investment Options

A participant may direct employee contributions to any one of the following investment funds in 5% increments:

Jefferson-Pilot Common Stock Fund - Contributions are invested exclusively in the common stock of Jefferson-Pilot Corporation.

JP Life Guaranteed Fund - Contributions are invested in, and participate in the investment income of, the Jefferson-Pilot Life
Insurance Company General Account.

Oppenheimer Bond Fund - Contributions are invested in units of a registered investment company that invests in U.S. Government obligations and/or high-quality corporate debt securities.

Fidelity VIP Equity-Income Fund - Contributions are invested in units of a registered investment company that invests in dividend-paying corporate stocks with a portfolio objective of achieving a dividend yield in excess of that of the Standard & Poors ("S & P") 500.

Fidelity VIP Growth Fund - Contributions are invested in units of a registered investment company that invests in corporate stocks or other instruments with a portfolio objective of achieving long-term growth.

Fidelity VIP Overseas Fund - Contributions are invested in units of a registered investment company that invests primarily in foreign corporate stocks.

Participants may change investment elections on the first day of the calendar quarter and, subject to rules and limitations imposed by the Company, may transfer assets among Funds. In the event a participant fails to make an investment election, such participant's account is invested in the JP Life Guaranteed Fund.

Participants employed by AH Life and FAHL did not have the right to direct investment of contributions prior to January 1, 1996, but had all before-tax and rollover contributions between October 6, 1995 and December 31, 1995 invested in the JP Life Guaranteed Fund. As of January 1, 1996 participants reallocated these amounts to other Plan investment options. Participants employed by AH Life and FAHL direct contributions in the same manner as other participants effective January 1, 1996. Sponsor matching and Gainshare contributions are at all times invested in the Jefferson-Pilot Common Stock Fund, with diversification into other Funds permitted only for participants who have (1) attained age 55 and completed 5 years of vested service or (2) incurred a disability. AH Life and FAHL transfers were completed during the fourth quarter 1996.

Effective December 20, 1996, Oppenheimer Funds, Inc. acquired substantially all the assets of JP Investment Management Company, the investment advisor of the JP Investment Grade Bond Fund. The JP
Investment Grade Bond Fund was reorganized into the Oppenheimer Bond
Fund.

Participant Loans

Participants may borrow from their accounts if (1) there is an immediate and heavy financial need (hardship withdrawals under Code Section 401(k)) and (2) at least two years have elapsed since the member first made contributions to the Plan. Since the Plan was established January 1, 1995, there were no loans for the Plan year. However, there were rollover loans from participating employers which joined the Plan.

Participant loans may range from a minimum amount of $1,000 up to a maximum amount equal to the lesser of (1) 50% of the sum of the before-tax contributions account or (2) $50,000 reduced by the highest outstanding balance of prior loans from the Plan or any other qualified retirement plan maintained by a sponsoring employer during the one-year period ending on the day prior to the loan. Maturities generally range up to 5 years. The loans are secured by the participant's account balances and bear interest at a rate equal to the prime lending rate reported in the Wall Street Journal on the last business day of the calendar quarter, plus one percentage point. Principal and interest are repaid in equal installments each payroll period.

Payment of Benefits

On termination of service, a participant may elect to receive the vested value of their account in either a lump sum payment, periodic installments in substantially equal amounts for a period not to exceed 15 years or direct rollover to an eligible retirement plan. All fund distributions to participants or beneficiaries are paid in cash. Distributions from the Jefferson-Pilot Common Stock Fund may be distributed in cash or in shares of the Company's common stock, if so elected.

In-service withdrawals are permitted only under certain specific provisions of the Plan.

2.  Summary of Accounting Policies

Investment Valuation

The Jefferson-Pilot Common Stock Fund is stated at fair value based on the quoted market price for the Company's common stock, which is traded on the New York Stock Exchange. The JP Life Guaranteed Fund is stated at contract value, representing contributions made to the Fund, plus earnings credited, less benefits paid and any expense charges. The fair value of the participation units owned by the Plan in the registered investment companies is based on quoted redemption values on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximates fair value.

Interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investment Information

Investments that represent 5% or more of net assets are as follows:

                                                        December 31
             Description                            1996           1995

Investments at fair value:
  Jefferson-Pilot Common Stock Fund               $9,032,165     $2,563,231
  Oppenheimer Bond Fund                            1,703,522           -
  Fidelity VIP Equity-Income Fund                  5,478,672      1,841,089
  Fidelity VIP Growth Fund                         7,295,457      2,615,663
  Fidelity VIP Overseas Fund                       1,793,634        901,979
  JP Investment Grade Bond Fund                         -           782,387

Investments at contract value:
  JP Life Guaranteed Fund                          5,191,914      1,083,434

The average yield of JP Life Guaranteed Fund for 1996 and 1995 approximated 5.3% and 6.2%, respectively, and the crediting interest rate as of December 31, 1996 and 1995 was 5.3% and 5.5%, respectively.
Crediting interest rates are normally adjusted annually and a minimum crediting rate of 3.5% applies.

4.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.  Income Taxes

The Internal Revenue Service determined on March 24, 1997 that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. The plan has been amended since receiving the determination letter.
The Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6.  Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                  December 31
                                                                      1996

Net assets available for benefits per the financial statements    $33,938,933
Amounts allocated to withdrawn participants                        (1,569,869)
                                                                  -----------
Net assets available for benefits per the Form 5500               $32,369,064
                                                                  ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   Year Ended
                                                                   December 31
                                                                      1996

Benefits paid to participants per the financial statements        $   930,671
Add:  Amounts allocated on Form 5500 to withdrawn participants
      at December 31, 1996                                          1,569,869
                                                                  -----------
Benefits paid to participants per the Form 5500                   $ 2,500,540
                                                                  ===========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

7.  Subsequent Event

The Sponsor acquired Chubb America Service Corporation effective May 1, 1997, and employees could rollover balances into the Plan or receive a lump sum payment. Total rollovers at May 10, 1997 amounted to approximately $6,500,000.

                           Supplemental Schedules

                          Jefferson-Pilot Corporation
                                 Teamshare Plan
                               EIN:  56-08962180
                               Plan Number:  002

                      Assets Held for Investment Purposes
                             (Form 5500 - Item 27a)

                               December 31, 1996

                                      Number of                       Current
          Description                Shares or Units     Cost          Value
Jefferson-Pilot Common Stock Fund     535,715 shares  $8,975,745    $9,032,165

JP Life Guaranteed Fund              5,191,914 units   5,191,914     5,191,914

Oppenheimer Bond Fund, registered
 investment company units              137,565 units   1,668,951     1,703,522

Fidelity VIP Equity-Income Fund,
 registered investment company units   354,401 units   5,305,356     5,478,672

Fidelity VIP Growth Fund,
 registered investment company units   462,937 units   7,160,191     7,295,457

Fidelity VIP Overseas Fund,
 registered investment company units   143,708 units   1,740,354     1,793,634

Loans to participants                  8% to 9 1/2%         -          303,943
                                                     -----------   -----------
                                                     $30,042,511   $30,799,307
                                                     ===========   ===========

                            Jefferson-Pilot Corporation
                                  Teamshare Plan
                                 EIN:  56-08962180
                                 Plan Number:  002

                         Schedule of Reportable Transactions
                              (Form 5500 - Item 27d)

                           Year ended December 31, 1996

                                           Total      Total
                             Shares       Purchase   Selling               Gain
Description of Asset         or Units      Price      Price      Cost     (Loss)
Jefferson-Pilot Common
Stock Fund                 20,712 shares $6,190,268  $337,803   $298,028 $39,776
Jefferson-Pilot Common
  Stock Fund              382,804 shares  7,022,580      -     7,022,580    -
JP Life Guaranteed Fund          -             -      416,109    416,109    -
JP Life Guaranteed Fund          -        4,462,015      -     4,462,015    -
Oppenheimer Bond Fund       6,482 units        -       77,599     77,450     149
Oppenheimer Bond Fund      79,954 units   1,014,531      -     1,014,531    -
Fidelity VIP
  Equity-Income Fund       12,136 units        -      179,187    165,691  13,496
Fidelity VIP
  Equity-Income Fund      234,093 units   3,857,943      -     3,857,943    -
Fidelity VIP Growth Fund   19,793 units        -      305,945    270,738  35,207
Fidelity VIP Growth Fund  299,077 units   5,070,382      -     5,070,382    -
Fidelity VIP Overseas Fund  8,856 units        -      102,761     99,524   3,237
Fidelity VIP Overseas Fund 70,832 units     989,039      -       989,039    -


SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on June 30, 1997.

                                        JEFFERSON-PILOT CORPORATION

                                         By:  /s/ Hoyt J. Phillips
                                         Senior Vice President,
                                           Human Resources

Exhibit

                     Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-56369) pertaining to the Jefferson-Pilot Corporation Teamshare Plan of Jefferson-Pilot Corporation of our report dated June 18, 1997, with respect to the financial statements and schedules of the Jefferson-Pilot Corporation Teamshare Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.


/s/ Ernst & Young LLP
Greensboro, North Carolina
June 24, 1997



          Consent of McGladrey & Pullen, LLP, Independent Auditor

We hereby consent to the incorporation by reference in Jefferson-Pilot Corporation's Registration Statement on Form S-8 (No. 33-56369) of our report dated June 28, 1996, with respect to the financial statements included in the Form 11-K of Jefferson-Pilot Corporation Teamshare Plan for the year ended December 31, 1995.


/s/ McGladrey & Pullen, LLP
Greensboro, North Carolina
June 30, 1997